Exhibit 99.2

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)

Autorité des marchés financiers du Québec

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island Securities Office

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories

Superintendent of Securities, Government of Nunavut

Dear Sirs/Mesdames:

RE:         Tahoe Resources Inc. (the “Corporation”)

This letter is being filed as the consent of Carl E. Defilippi to the use of and public filing of the report entitled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated 25 January 2016 (the “Report”) in connection with the Corporation’s news release dated 14 January 2016 (the “Release”), and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the Release, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Release and that it fairly and accurately represents the information in the Report for which I am responsible.

/s/ Carl E. Defilippi
Carl E. Defilippi